Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

October 27, 2021

CONFIDENTIAL SUBMISSION VIA EDGAR Draft Registration Statement	Anh Q. Tran Special Corporate Counsel d +1.973.681.6337 f 212.969.2900 ATran@proskauer.com www.proskauer.com

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Clean Earth Acquisitions Corp.
Draft Registration Statement on Form S-1

Ladies and Gentlemen:

On behalf of our client, Clean Earth Acquisitions Corp., a Delaware corporation (the “Company”), we submitted, on October 27, 2021, a draft Registration Statement on Form S-1 (the “Registration Statement”) to the staff of the Securities and Exchange Commission for confidential nonpublic review pursuant to Section 6(e) of the Securities Act of 1933, as amended (the “Securities Act”). The Registration Statement relates to the initial public offering of the Company’s securities.

On behalf of our client, we confirm to you that as of the date of this letter, the Company is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

A formal filing of the Registration Statement will be made at a later date, which in no event will be later than 15 days before the Company commences its road show.

If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact the undersigned at (973) 681-6337 and atran@proskauer.com or Will Chuchawat at (310) 284-4550 or wchuchawat@proskauer.com.

Very truly yours,

/s/ Anh Q. Tran

Proskauer Rose LLP

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